UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)
BSQUARE CORPORATION
(Name of Subject Company)
KONTRON MERGER SUB., INC.
(Offeror)
A Wholly Owned Subsidiary of
KONTRON AMERICA, INCORPORATED
(Offeror)
COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)
11776U300
(CUSIP Number of Class of Securities)
Philipp Schulz
President
Kontron Merger Sub., Inc.
Industriezeile 35
4020 Linz
Austria
+43 664 60191 1075
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
with copies to:
Jay H. Knight
Taylor K. Wirth
Barnes & Thornburg LLP
827 19th Avenue South, Suite 930
Nashville, Tennessee 37203-3447
(615) 621-6100
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed by Kontron Merger Sub., Inc., a Delaware corporation (“Merger Sub”), a wholly owned subsidiary of Kontron America, Incorporated, a Delaware corporation (“Kontron”), with the Securities and Exchange Commission (the “SEC”) on October 24, 2023 (as it may be further amended and supplemented from time to time, the “Schedule TO”). The Schedule TO relates to the tender offer by Merger Sub to purchase all of the outstanding shares of common stock, no par value per share (the “Shares”), of Bsquare Corporation, a Washington corporation (“BSQR”), at a purchase price of $1.90 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated October 24, 2023 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”) (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
On November 1, 2023, plaintiff Sal Carbone, a purported shareholder of BSQR, filed a complaint against BSQR and its directors (collectively, the “Defendants”) in the U.S. District Court for the Southern District of New York (the “Carbone Complaint”). The Carbone Complaint challenges statements in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by BSQR Corporation with the SEC on October 24, 2023 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein the “Schedule 14D-9”) and asserts claims under §§ 14(e), 14(d) and 20(a) of the Exchange Act. On November 7, 2023, plaintiff William Johnson, a purported shareholder of BSQR, filed a putative class complaint against BSQR and the Defendants in the King County Superior Court in the State of Washington (the “Johnson Complaint,” together with the Carbone Complaint, the “Complaints”). The Johnson Complaint challenges statements in the Schedule 14D-9 and asserts they give rise to a single claim for breach of fiduciary duty. The Complaints seek fees, costs, and an injunction of the Transaction, but they do not assert a specific monetary demand. BSQR has also received several demand letters from purported shareholders challenging various disclosures in the Schedule 14D-9 (the “Letters,” and together with the Complaints, the “Claims”)
Merger Sub and Kontron believe that the Claims lack merit and that no supplemental disclosure is required or necessary under applicable laws. Among other things, the Claims request disclosure about non-existent facts, such as alleged discussions regarding post-closing employment or standstill provisions that prohibit requesting a waiver. While Merger Sub and Kontron believe that the disclosures set forth in the Schedule TO comply fully with applicable law, to moot certain of the Claims, and to avoid nuisance, potential expense and delay, Merger Sub and Kontron have determined to voluntarily amend and supplement the Schedule TO with the disclosures as described in this Amendment No. 1. Nothing in these supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable law of any of the disclosures set forth herein. Merger Sub and Kontron believe that the additional information in this Amendment No. 1 is immaterial.
Except as otherwise set forth in this Amendment No. 1, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 1. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule TO. This Amendment No. 1 should be read together with the Schedule TO. If additional demands or complaints are filed or submitted, absent new or different allegations that are material, BSQR, Kontron and/or Merger Sub will not necessarily announce such additional demands or complaints.
The text below that is bolded and underlined is new language that has been added to the Offer to Purchase and the Schedule TO by this Amendment No. 1.
Items 1 through 9 and Item 11.
The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:
(1)
Section 10 — “Background of the Offer; Past Contacts or Negotiations with BSQR” of the Offer to Purchase is hereby amended and supplemented by replacing the fourth paragraph under the subsection captioned “Background of the Offer and the Merger in its entirety with the following:

“On June 12, 2023, Kontron AG and BSQR entered into a confidentiality agreement in customary form for a public company, under which Kontron AG agreed, on behalf of itself and its affiliates, to hold in confidence any non-public information concerning BSQR that BSQR might elect to provide. Kontron AG also agreed to abide by a nonsolicitation provision for a period of one year, and a standstill provision for a period of two years, which standstill restrictions can be waived in writing by the board of directors of BSQR (the “BSQR Board”). The confidentiality agreement “standstill” obligations did not include any “don’t ask, don’t waive” or similar provision that would prohibit Kontron AG from making any public or private request that BSQR waive the standstill obligations. Representatives of Telegraph Hill BD LLC provided to Kontron AG a Confidential Information Memorandum on the same day.”
(2)
Section 10 — “Background of the Offer; Past Contacts or Negotiations with BSQR” of the Offer to Purchase is hereby amended and supplemented by replacing the twenty-third paragraph under the subsection “Background of the Offer and the Merger” in its entirety with the following:

“On September 20, 2023, a video conference was held between Mr. Niederhauser and Mr. Derrickson. In addition, on the same date, a video conference was also held between Mr. Billek and Ms. Wynne. The parties to these two calls discussed the timeline and process for the Transactions, as well as the potential future role of Mr. Derrickson and Ms. Wynne at the combined company after the Merger, but there was no discussion of post-closing compensation. Though no specific agreements were reached, Mr. Niederhauser conveyed to Mr. Derrickson that Kontron does not currently have a CEO position and Mr. Billek conveyed to Ms. Wynne that her employment would likely continue in some form. No other communications related to post-transaction employment, directorships, equity ownership or other material relationships occurred.”
(3)
Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by adding the following new sub-heading and paragraphs immediately following the end of this section:

“Certain Litigation
On November 1, 2023, plaintiff Sal Carbone, a purported shareholder of BSQR, filed the Carbone Complaint, which challenges statements in the Schedule 14D-9 and asserts claims under §§ 14(e), 14(d) and 20(a) of the Exchange Act. On November 7, 2023, plaintiff William Johnson, a purported shareholder of BSQR, filed the Johnson Complaint, which challenges statements in the Schedule 14D-9 and asserts they give rise to a single claim for breach of fiduciary duty. The Complaints seek fees, costs, and an injunction of the Transaction, but they do not assert a specific monetary demand. BSQR has also received several Letters from purported shareholders challenging various disclosures in the Schedule 14D-9
Merger Sub and Kontron believe that the Claims lack merit and that no supplemental disclosure is required or necessary under applicable laws. While Merger Sub and Kontron believe that the disclosures set forth in the Offer to Purchase and the Schedule TO comply fully with applicable law, to moot certain of the Claims, and to avoid nuisance, potential expense and delay, Merger Sub and Kontron have voluntarily amended and supplemented the Offer to Purchase and the Schedule TO by filing this Amendment No. 1. Nothing in these supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable law of any of the disclosures set forth herein. Merger Sub and Kontron believe that the additional information in this Amendment No. 1 is immaterial.
Additional complaints may be filed against BSQR, the BSQR board of directors, Kontron and/or Merger Sub in connection with the Transactions contemplated by the Merger Agreement, the Schedule TO and the Schedule 14D-9. If additional demands or complaints are filed or submitted, absent new or different allegations that are material, BSQR, Kontron and/or Merger Sub will not necessarily announce such additional demands or complaints.”

SIGNATURES
After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: November 9, 2023
KONTRON AMERICA, INCORPORATED

By:	/s/ Ted Christiansen
Name:	Ted Christiansen
Title:	General Manager
KONTRON MERGER SUB., INC.

By:	/s/ Ted Christiansen
Name:	Ted Christiansen
Title:	Director and Secretary